

Mail Stop 3720

July 23, 2007

Via U.S. Mail and Facsimile to Adrian Daniels
Mr. Yossi Ben Shalom
Chairman of the Board of Directors
Pointer Telocation Limited
1 Korazin Street
Givatayim 53583, Israel

RE: **Pointer Telocation Limited**
Form 20-F for Fiscal Year Ended December 31, 2006
Filed August 28, 2006
File No. 0-51778

Registration Statement on Form F-3
Filed May 31, 2007
File No. 333-143399

Dear Mr. Ben Shalom:

We have reviewed your supplemental response letter dated July 16, 2007 and have the following comments. As noted in our comment letter dated June 25, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

Notes to Consolidated Financial Statements

General

1.   Please refer to prior comment 5. Tell us how you applied the guidance in paragraph 16 of EITF 00-19 regarding registration rights agreements in your accounting for and classification of various warrants that you have issued.

Note 2: Significant Accounting Policies

k. Revenue recognition, page F-15

2.   Please refer to prior comment 8. Please tell us why you believe that the earnings process is complete with respect to your de-installation fees at the time that installation occurs. Please tell us why you believe, citing the accounting literature upon which you have relied, that installation fees are recognizable when the installation occurs.

Form F-3

Consent of the Independent Registered Public Accounting Firm

3.   Either amend Form F-3 to provide the consent of Kost Forer Gabbay & Kasierer for their report on Shagrir Motor Vehicle Systems Ltd. or delete this report when you file an amended Form 20-F for December 31, 2006.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Please file your response letter on EDGAR.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director